March 17, 2023TSX: SAM

Starcore Reports Q3 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the third quarter ended January 31, 2023 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“As reported in our production news release last month, we expect the new geological model to define the exploration targets that we will use to continue underground exploration. While we are currently showing positive cash flow from mining operations, we continue to implement cost reductions in all areas of mine and administration, including management, to compensate for lower production.” reported Robert Eadie, CEO of the Company.

Financial Highlights for the three-month period ended January 31, 2023 (unaudited):

•	Cash and short-term investments on hand is $7.1 million at January 31, 2023;
•	Gold and silver sales of $6.2 million;
•	Loss from mining operations of $0.6 million;
•	Loss of $1.9 million, or ($0.03) per share;
•	EBITDA(1) of ($1.4) million for the nine month period ended January 31, 2023.

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and nine months ended January 31, 2023 and 2022:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended January 31,		Nine Months ended January 31,
	2023	2022	2023	2022
Revenues	$6,162	$5,387	$17,724	$18,220
Cost of Sales	(6,715)	(4,967)	(17,362)	(14,870)
Earnings from mining operations	(553)	420	362	3,350
Administrative expenses, interest and foreign exchange	(1,520)	(880)	(4,290)	(2,630)
Unrealized loss on investment	(41)	(41)	(164)	(246)
Loss on sale of Toiyabe	-	(1)	-	(40)
Income tax - (expense) recovery	252	111	(202)	(208)
Net income (Loss)	$(1,862)	$(391)	$(4,294)	$226
(i) Income (Loss) per share – basic	$(0.03)	$(0.01)	$(0.08)	$0.00
(ii) Income (Loss) per share – diluted	$(0.03)	$(0.01)	$(0.08)	$0.00

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the nine months ended January 31,	2023	2022
Net income (loss)	$(4,294)	$226
Loss on sale of exploration property	-	40
Unrealized loss on investment	164	246
Income tax expense (recovery)	(242)	208
Depreciation and depletion	2,929	2,515
EBITDA	$(1,443)	$3,235
EBITDA MARGIN(2)	(8.1%)	17.8%
(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended January 31, 2023:

•	Equivalent gold production of 2,182 ounces;
•	Mine operating cash cost of US$1,793/EqOz;
•	All-in sustaining costs of US$1,866/EqOz for the nine months ended January 31, 2023.

The following table is a summary of mine production statistics for the San Martin mine for the three and nine months ended January 31, 2023 and for the previous year ended April 30, 2022:

		Actual Results for
	Unit of measure	3 months ended January 31, 2023	9 months ended January 31, 2023	12 months ended April 30, 2022
Mine Production of Gold in Dore	thousand ounces	2.1	7.1	10.0
Mine Production of Silver in Dore	thousand ounces	8.1	38.1	85.4
Gold equivalent ounces	thousand ounces	2.2	7.6	11.2

Silver to Gold equivalency ratio		80.1	85.4	75.0
Mine Gold grade	grams/tonne	1.30	1.48	1.58
Mine Silver grade	grams/tonne	8.8	14.2	23.0
Mine Gold recovery	percent	85.2%	87.4%	88.2%
Mine Silver recovery	percent	48.9%	48.7%	51.4%
Milled	thousands of tonnes	58.6	171.0	224.4
Mine operating cash cost per tonne milled	US dollars/tonne	67	67	62
Mine operating cash cost per equivalent ounce	US dollars/ounce	1,793	1,511	1,239

Salvador Garcia, P. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA

Telephone: (604) 602-4935 ext. 214

Email: garca@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.